# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FARMER BROTHERS CO, CIK 0000034563
CUSIP: 307675108
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 14501 N. FREEWAY, Fort Worth, Texas (TX), 76177
Date of event which requires filing of this statement: 03/03/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001640809
Persons authorized to receive notices and communications: Aron R. English, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 1,955,526; shared voting power 0; sole dispositive power 1,955,526; shared dispositive power 0; aggregate amount beneficially owned 1,955,526 (9% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,955,526; shared voting power 0; sole dispositive power 1,955,526; shared dispositive power 0; aggregate amount beneficially owned 1,955,526 (9% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,955,526; shared voting power 0; sole dispositive power 1,955,526; shared dispositive power 0; aggregate amount beneficially owned 1,955,526 (9% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,955,526; shared voting power 0; sole dispositive power 1,955,526; shared dispositive power 0; aggregate amount beneficially owned 1,955,526 (9% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 1,964,536; shared voting power 0; sole dispositive power 1,964,536; shared dispositive power 0; aggregate amount beneficially owned 1,964,536 (9% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,261; shared voting power 0; sole dispositive power 1,261; shared dispositive power 0; aggregate amount beneficially owned 1,261 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: FARMER BROTHERS CO
Address of issuer's principal executive offices: 14501 N. FREEWAY, Fort Worth, Texas (TX), 76177
Comment:
The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,727,157 Shares outstanding as of February 9, 2026, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 13, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 3, 2026 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Royal Cup, Inc., a Delaware corporation ("Parent") and BP I Brew Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), providing for the merger of Merger Sub with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent in accordance with the Delaware General Corporation Law.

In connection with the execution of the Merger Agreement, 22NW entered into a voting agreement (the "Voting Agreement") with Parent pursuant to which 22NW has agreed, among other things and subject to the terms and conditions of the Voting Agreement, to be represented (in person or by proxy) at each stockholder meeting and to vote the Shares beneficially owned by it in favor of the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby.

Pursuant to the Voting Agreement, until the Expiration Time, 22NW has agreed not to transfer or cause or permit the transfer of any of its Shares, other than with the prior written consent of Parent or otherwise in accordance with the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is attached as Exhibit 99.1 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 3, 2026, 22NW and Parent entered into the Voting Agreement as defined and described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Voting Agreement, dated March 3, 2026 (incorporated by reference to Ex. 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 4, 2026).

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (03/05/2026)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (03/05/2026)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (03/05/2026)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (03/05/2026)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (03/05/2026)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, BRYSON O. HIRAI-HADLEY (03/05/2026)